

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 6, 2015

Miroslaw Gorny
President, Chief Executive Officer, Secretary, and Treasurer
Maxima Group, Inc.
221 West Crest Street, Suite 100
Escondido, California 92025

> **Re: Maxima Group, Inc.**
> **Current Report on Form 8-K**
> **Filed October 22, 2015**
> **File No. 333-193500**

Dear Mr. Gorny:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have consistently identified yourself in your periodic reports as a shell company. Moreover, it appears that City Vines, LLC is an active operating company. Upon completion of the acquisition of City Vines, an Item 5.06 Form 8-K should have been filed within 4 business days of consummation, which should have included Form 10 information including the audited financial statements of City Vines. Please amend your Form 8-K accordingly.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications